MECHEL REPORTS 1H 2011 OPERATIONAL RESULTS

Moscow, Russia – August 10, 2011 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H 2011 operational results.

Production:

Product name	1H 2011, thousand	1H 2010, thousand	1H 2011 vs. 1H
	tonnes	tonnes	2010, %
Coal (run-of-mine)	12,532.7	13,215.0	-5

Pig iron	1,837.4	2,054.8	-11

Steel	3,009.3	2,966.7	+1

Product sales:

Product name	1H 2011, thousand	1H 2010, thousand	1H 2011 vs. 1H
	tonnes	tonnes	2010, %
Coking coal	4,470.2	3,488.0	+28
concentrate

PCI	731.2	214.0	+242

Anthracites	1,014.5	890.7	+14

Steam coal	3,327.7	3,323.7	+0,1

Iron ore concentrate	2,242.1	1,860.6	+20

Including	922.0	17.9	+ 5,059
iron ore concentrate supplied to Mechel enterprises

Nickel	8.4	8.1	+4

Including	3.0	2.0	+46
nickel supplied to Mechel enterprises

Ferrosilicon	46.2	44.3	+4

Including	14.4	11.3	+27
ferrosilicon supplied to Mechel enterprises

Chrome	26.1	30.8	-15

Including	7.9	6.9	+14
chrome supplied to Mechel enterprises

Coke	1,691.5	1,815.1	-7

Including	1,116.3	1,283.9	-13
coke supplied to Mechel enterprises

Flat products	373.0	231.6	+61

Including	43.5	50.5	-14
those produced by third parties

Long products	2,055.2	1,845.7	+11

Including	126.2	80.3	+57
those produced by third parties

Billets	1,412.1	940,0	+50

Including	258.9	19.5	+1,228
those produced by third parties

Hardware and welded	457.2	381.7	+20
mesh

Including	11.2	16.7	-33
those produced by third parties

Forgings	41.5	40.0	+4

Stampings	58.9	44.3	+33

Electric power	2,117,425.0	2,349,589.0	-10
generation (thousand kWh)

Heat power	3,940,848.0	3,879,875.0	+2
generation (GCcal)

Mechel OAO’s Chief Executive Officer Yevgeny Mikhel commented on the company’s 1H 2011 operational results:

“In the first six months of 2011 we managed to exceed on most major points the operational results for the same period last year, thus consolidating our earlier success in increasing production and sales in our principal markets. Despite a minor decrease in coal production, which was due to a temporary halt of Yakutugol’s Nerungrinskaya washing plant, the Group managed to profit by growing demand and increase sales volumes of coking coal concentrate by 28% compared to the first half of 2010. We achieved particularly impressive growth in PCI sales volumes, which rose by 242% in the first half of 2011 compared to the same period last year, with the company demonstrating confident growth of sales volumes of other mining products as well.

“Due to the planned repairs done at Chelyabinsk Metallurgical Plant’s blast furnace, Mechel’s steel segment temporarily decreased pig iron production, but that did not reflect on the sales volumes of the Group’s metal products. The international steel sales network Mechel Service Global’s sales volumes in the first half of 2011 can well be called record-breaking. Despite complicated price conditions in 2011’s first quarter, the company’s well-developed storage network enabled us to retain positive dynamics in sales volumes both in Russia and abroad. Mechel Service Global managed to promptly prepare its infrastructure to meet pent-up demand during the seasonal sales growth. In the first half of 2011 our steel division demonstrated a confident growth in sales volumes of long products, which increased by 11% compared to the same period last year. We also had higher sales volumes of downstream products — hardware sales volumes went up by 20% and stampings by 33% compared to the same period last year. Due to active expansion on international markets, Mechel Service Global increased sales volumes of steel flats by 61% compared to the first half of 2010. As a whole, sales volumes of Mechel’s steel products are growing due to increased sales of Mechel enterprises’ own products, as the share of third-party products declined from 11% to 6% since the beginning of this year.

“Despite a temporary decline in chrome production, which was due to Voskhod Mining Plant’s mining through an ore body with lower level of chrome in the ore, the ferroalloys segment also demonstrated good sales volumes in the first half of 2011. Sales volumes of nickel and ferrosilicon continued to grow compared to the same period last year.

“Compared with the first half of 2010, Mechel’s power division increased heat power generation by 2% and decreased electric power generation by 10%. The decrease is due to repairs conducted by the electric grid companies that distribute electricity generated by Southern Kuzbass Power Plant. Therefore, the plant briefly halted energy supplies to the wholesale market.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.